SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

OPERATING PERFORMANCE

The Company continues to pursue its strategy of accelerated growth, generating adequate return to support this growth and ensure excellence in the services rendered.

Accordingly, the Company recently launched Net Digital HD Max, the first Pay TV service in Brazil with content in high definition, which can be viewed whenever and however desired. This product contains high definition programming (“HDTV”), combining the convenience of recording desired content through an internal 160GB hard disc, which allows for up to 100 hours of recording. In addition to the Net Digital content, this product offers premium content in high definition, as was the case with the Euro Cup and will be the case with the 2008 Beijing Olympic Games, in addition to an exclusive channel with non-stop programming in high definition.

The Company also launched the new Net Vírtua broadband portfolio, which now offers speeds of 3, 6 and 12 Mbps, thus, reaffirming its leadership in Brazil’s high-speed connection segment by offering 12 Mbps to all households covered by its bidirectional network. Since the launch of the “Megaflash” portfolio, Net Vírtua was awarded by InfoExame Magazine for the highest average navigation speed and the best cost/benefit ratio in Brazil

Net Fone.com, a product that combines Virtua, with fast, stable and unlimited internet connection, and Net Fone, the digital voice service and, depending on the region’s technical feasibility, excellent quality signal on the free channels through its cable network, achieved the mark of 112,000 clients in June. Of this total, 56% received the free channels’ signals through Net’s network, and 44% received only the combination of Virtua and Net Fone. Though launched recently, product sales have been brisk, showing clients’ appreciation of this new product, which effectively brought a smart alternative in the Brazilian market.

Pay TV subscriber base ended June with 2,709,000 clients, 18% above the same period in the previous year. The broadband subscriber base reached 1,798,000 clients in the first half, a 61% increase over the 2Q07, and the number of voice subscribers climbed 178% over the 2Q07 to a total of 982,000 clients.

In the past 12 months, our pay TV churn rate was 15.4% , higher than the 14.4% in 2Q07 and already reflects the return to the levels before the increase in the 4Q07 and the 1Q08 as a result of the acquisition of Vivax, which had a less strict disconnection and billing policy than the Company’s. Of the total number of disconnections, 67% were voluntarily requested by clients who shifted to areas not covered by the Company. Our broadband churn rate rose from 15.0% to 17.9% in the past 12 months, but within the levels before the Vivax consolidation.

Revenue Generating Units (“RGUs”), defined as the sum of all the services offered by the Company, grew 50% in June at 6,220,000 RGUs. This growth was due to the expansion of the client base for all services, particularly the broadband base.

FINANCIAL PERFORMANCE

In 1H08, Net Revenue stood at R$1,720.6 million, 44% higher than the R$1,196.4 million recorded in 1H07. This increase was due to the 7% upturn in Average Revenue per User (ARPU), from R$ 125.65 in 1H07 to R$ 134.87 in the first half, as well as by the 50% increase in the Company’s Revenue Generating Units (“RGU”).

Operating Costs ended the first half at R$ 814.0 million, 42.5% higher than the R$ 571.2 million recorded in 1H07. As a percentage of revenues, they fell slightly, from 48% in 1H07 to 47% in 1H08. The items that most contributed to the increase were the higher bandwidth consumption for Internet service as a result of the larger NET Vírtua client base, higher expenses with call center and personnel, required to meet the growing demand for client service, maintenance and installation, while maintaining the quality of the services provided.

Selling, General, Administrative and Other expenses amounted to R$ 449.7 million, 51% higher than the R$ 298.0 million recorded in 1H07. As a percentage of net revenue, they edged up from 25% in 1H07 to 26% in 1H08. Selling expenses and general and administrative expenses rose by 41% and 44%, respectively, compared to 1H07. The balance of other revenue/expenses was a revenue of R$ 5.4 million in 1H07, versus an expense of R$ 16.7 million in 1H08.

Bad Debt Expenses stood at R$ 19.3 million in 1H08, 10% higher than the R$ 17.5 million in 1H07. As a percentage of gross revenue, they fell from 1.1% in the 1H07 to 0.9% in the 1H08. The main reason for this reduction was the implementation of the Company’s billing practices in Vivax operations, where the disconnection of delinquent clients used to take longer, therefore generating a higher delinquency rate. We also intensified collection efforts through campaigns for recovery of past debts.

EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) totaled R$ 456.9 million in the first half, with EBITDA margin at 26.6%, 40% higher than the R$ 327.2 million in 1H07. Even considering that the Company had sales expenses increased due to the superior number of net additions and the high sales of the new product, Netfone.com, this result is considered positive by the Company within its accelerated growth strategy focused on continuous improvement in the quality of services rendered.

Depreciation and Amortization expenses in 1H08 totaled R$ 293.9 million, against the R$ 173.6 million in 1H07, a 67% hike. This result is due to higher expenses relating to the amortization of goodwill related to the Vivax acquisition, depreciation related to the new billing system, and the acquisition of software and headends.

Net Financial Result was an expense of R$ 21.8 million, versus an expense of R$44.1 million in 1H07. This result is due to the following factors

Financial Expenses declined by 22%, from R$79.2 million in 1H07 to R$ 61.6 million in 1H08. Year-on-year, there was a reduction in the average CDI (interbank rate based on which interest on debentures is set) during the period, and the abolition of the ‘CPMF’.

Financial Income grew 13%, from R$ 35.1 million in the 1H07 to R$ 39.8 million in 1H08, due to the higher average cash balance in the period and higher revenues from interest and fines charged on overdue subscriptions, as a result of greater collection efforts.

In June, the Company took out a US$ 200 million loan from Banco Inbursa, which will be paid in 3 (three) equal installments, with 11-year maturity and annual interest of 7.875% . The amount raised will be used to acquire companies of the BIGTV group and to speed up the Company’s organic growth.

Gross Debt, which includes accrued interests recognized and the principal, closed June at R$ 1,442.4 million, a 26% increase over March 2008. This is due to the loan from Banco Inbursa and the raising of de R$ 21.5 million in Finame financing.

Accordingly, Net Debt in June totaled R$ 475.4 million, against R$ 543.9 million in March 2008, a 13% decline.

Deferred assets closed June at R$ 362.0 million, 13% higher than the R$ 320.7 million recorded in March 2008, due to the increase in the number of installations and to the change in the deferred account for installation costs.

Total Investments (CAPEX) in 1H08 were R$ 367.3 million accounting for 21% of net revenue. Of the total, 72% were allocated to Client Installations (variable Capex), 13% to discretionary projects and 14% was the fixed portion, mainly destined to IT. This Capex distribution and level show that the Company’s efforts are directed towards the accelerated growth strategy.

The Company closed the 1H08 with Net Income of R$ 59.9 million, against R$ 28.2 million in 1H07.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.